Mail Stop 0407

      June 6, 2005

Daniel S. Goldberg
Chief Executive Officer
New Skies Satellites B.V.
c/o CT Corporation System
111 Eighth Avenue
New York, NY  10011

	RE:  	New Skies Satellites B.V.
      Amendment No. 1 to Form S-4
      Filed on May 27, 2005
      File No. 333-123420

Dear Mr. Goldberg:

      We have reviewed the amendment to your Form S-4 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

1. Please advise us in your response letter whether New Skies Satellites N.V. plans to file its Form 20-F for the fiscal year ended
December 31, 2004, and, if it does not plan do so, tell us how and when it intends to address this filing obligation under the Securities Exchange Act. We note an earlier comment letter response in which you indicated that New Skies Satellites N.V. planned to file a no-action letter requesting suspension of its Section 13 reporting obligation.
2. Please amend your Form S-4 to include the signature of your authorized representative in the United States. See Signatures Instruction 1 to Form S-4.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Cheryl Grant, Staff Attorney, at (202) 551-
3359,
or me, at (202) 551-3810, with any questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (212) 455-2502
      Rise Norman, Esq.
	Simpson, Thatcher & Bartlett LLP
Mr. Goldberg
New Skies Satellites B.V.
June 6, 2005
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